KPMG LLP
Chartered Accountants
2000 McGill College Avenue	Telephone (514) 840-2100
Suite 1900	Telefax (514) 840-2187
Montréal (Québec) H3A 3H8	www.kpmg.ca

ACCOUNTANTS' CONSENT

The Board of Directors
Tembec Inc.

We consent to the use of our report dated November 8, 2005, included in this annual report on Form 40-F.

Montréal, Canada

December 19, 2005

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is a member firm of KPMG International, a Swiss association.